Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO to Acquire Burgundy Asset Management

-	Expands BMO’s wealth management and financial planning capabilities focused on high-net-worth and ultra-high-net-worth individuals, families and institutions

TORONTO, June 19, 2025 – BMO (TSX:BMO) (NYSE:BMO) and Burgundy Asset Management Ltd. today announced the signing of a definitive agreement for BMO to acquire Burgundy Asset Management Ltd. Burgundy is a leading independent wealth manager, providing discretionary investment management for private clients, foundations, endowments, pensions and family offices with approximately $27 billion in assets under management, as of May 31, 2025.

The acquisition of Burgundy will be an expansion of BMO Wealth Management and strengthen BMO’s offering in the Canadian Investment Counsel space catering to high-net-worth and ultra-high-net-worth clients. BMO was recently recognized for its longstanding commitment to meeting its clients’ unique needs, being named Canada’s Best Private Bank for Ultra-High-Net-Worth clients according to the Euromoney Private Banking Awards. The transaction is expected to close by the end of calendar 2025, subject to customary closing conditions including regulatory approvals.

BMO will acquire Burgundy for a purchase price of approximately $625 million, payable in BMO common shares, including a $125 million holdback to be paid subject to Burgundy maintaining certain assets under management 18 months post-closing. An earn-out component may also be paid in the future based on the achievement of certain growth targets.

“Burgundy Asset Management is one of Canada’s most respected independent investment managers known for its high calibre team, rigorous investment process and dedicated service to private clients, institutions and family offices,” said Deland Kamanga, Group Head, Wealth Management, BMO Financial Group. “The acquisition will build on BMO’s heritage as a client-focused wealth manager while expanding our wealth advice and private investment counsel offering.”

Upon closing, Burgundy will operate as part of BMO Wealth Management and Burgundy’s Chief Executive Officer, Robert Sankey, will continue to lead the business. Burgundy Co-Founders Tony Arrell and Richard Rooney will also remain with the business.

“It has always been our intention to build Burgundy for the long run, so we can serve our clients and their families across generations,” said Tony Arrell, Chairman and Co-Founder, Burgundy

Asset Management Ltd. “We are happy to be joining BMO, a North American leader, and believe this is a great opportunity to continue to serve our clients well into the future.”

Founded in 1990, Burgundy’s 150 employees serve clients from offices in Toronto, Vancouver and Montreal.

KMS Capital, Origin Merchant Partners and PJT Partners acted as financial advisors to Burgundy on the transaction. Torys LLP acted as legal counsel.

BMO Capital Markets acted as exclusive financial advisor to BMO on the transaction. Osler, Hoskin & Harcourt LLP acted as legal counsel.

Caution Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to: statements with respect to the expected closing of the proposed transaction, potential payment of an earn-out, plans for the integration of Burgundy Asset Management Ltd., our strategies or future actions, our targets and commitments, the regulatory environment in which we operate, the results of, or outlook for, our operations, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “expect” and “may” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, laws and regulations and their enforcement, and the degree of competition in the business areas in which Burgundy Asset Management Ltd. operates; the business of Burgundy Asset Management Ltd. may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate Burgundy Asset Management Ltd.; diversion of management time on transaction-related issues; our ability to successfully implement various initiatives under expected time frames and the compliance of various third parties with our policies and procedures and legal requirements; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in BMO’s Second Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.

About Burgundy Asset Management

Burgundy Asset Management Ltd. is a global investment management firm headquartered in Toronto, with additional offices in Montreal and Vancouver. Since its founding in 1990, Burgundy has been dedicated to serving high-net-worth individuals, foundations, endowments, pensions, and family offices. The firm is known for its disciplined quality/value investment approach, focused on protecting and compounding clients’ capital over the long term. As of May 31, 2025, Burgundy had approximately $27 billion in assets under management.

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of April 30, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Media Contact: Jeff Roman, Toronto, jeff.roman@bmo.com, (416) 867-3996

Investor Relations Contact: Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834